780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

September 29, 2011

VIA EDGAR

Mr. Dominic Minore

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

RE:

Cortina Funds, Inc.
Pre-Effective Amendment No. 2 to Form N-1A

Registration Nos.:  333-115299; 811-21580

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you on September 28, 2011 regarding Pre-Effective Amendment No. 2 to Form N-1A (the “Registration Statement”) filed by Cortina Funds, Inc. (“Cortina”), on behalf of its series, the Cortina Small Cap Growth Fund and the Cortina Small Cap Value Fund (each, a “Fund,” and collectively, the “Funds”), on September 23, 2011.

Cortina understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Cortina undertakes to file with the Commission, pursuant to Rule 497 under the Securities Act of 1933, as amended, a final form of Prospectus and Statement of Additional Information for the Funds incorporating the proposed revisions described herein as soon as practicable following the submission of this letter.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, WASHINGTON DC, AND SHANGHAI PRC

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS

Mr. Dominic Minore

September 29, 2011

Previous Response Letter Dated September 23, 2011

1.

Staff Comment:  We note your response to prior Comment No. 8 and ask that you update your response to supplementally confirm that the Funds will not invest in securities of companies that are located in, or whose principal activities are conducted in, emerging markets.

Response:  Cortina responds by supplementally confirming that the Funds will not invest in securities of companies that are located in, or whose principal activities are conducted in, emerging markets.

2.

Staff Comment:  We note your response to prior Comment No. 22 and ask that the penultimate sentence of the revised paragraph include disclosure indicating the consequences of the Fund’s receipt of the order after the close of regular trading.

Response:  Cortina responds by revising the penultimate sentence to read as follows:  “If you purchase or redeem shares through a third party that is not an Authorized Intermediary of the Funds, you will receive the NAV next calculated after a Fund receives the order from such third party, which could occur after the close of regular trading on the NYSE, in which case you would receive the next day’s NAV.”

Prospectus – Summary Section

3.

Staff Comment:  In the “Fees and Expenses” table for each Fund, delete the reference to footnote (1) in the caption for “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement.”

Response:  Done.

Statement of Additional Information – Fund Investment Strategies and Risks

4.

Staff Comment:  In the “Equity Securities” subsection, revise the second paragraph of the disclosure relating to “Real Estate Investment and Royalty Trusts” to reflect that both the Fund and Fund shareholders will indirectly bear a proportionate share of the expenses of REITs and royalty trusts.

Response:  Cortina responds by revising the first sentence of the second paragraph to read as follows:  “Because REITs and royalty trusts have ongoing fees and expenses, which may include management, operating and administration expenses, REIT and royalty trust shareholders, including the Funds and Fund shareholders, will indirectly bear a proportionate share of those expenses in addition to the expenses of the Funds.”

Mr. Dominic Minore

September 29, 2011

5.

Staff Comment:  In the “Leverage Transactions” subsection, revise the last sentence of the disclosure relating to “Borrowing Agreements” to specifically state the investment limitation.

Response:  Cortina responds by revising the last sentence to read as follows:  “Entering into reverse repurchase agreements, mortgaging, pledging or hypothecating securities, and purchasing securities on a when-issued, delayed delivery or forward delivery basis are subject to the borrowing limitation of up to 33 1/3% of the Fund’s total assets.”

Statement of Additional Information – Investment Restrictions

6.

Staff Comment:  Revise Fundamental Investment Limitation No. 7 to more clearly disclose the investment limitation on a Fund’s ability to make loans.

Response:  Cortina responds by revising Fundamental Investment Limitation No. 7 as follows:  “Make loans, except that the Fund may lend up to 33 1/3% of the Fund’s total assets in connection with securities lending transactions (but this limitation does not does not apply to purchases of publicly traded debt securities or other debt instruments or investments in repurchase agreements).”

Statement of Additional Information – Investment Advisory and Other Services

7.

Staff Comment:  In the penultimate paragraph of the “Investment Adviser and Investment Advisory Agreement” subsection, revise the last sentence to reflect that a Fund is not obligated to pay and will not pay any waived fees more than three years after the end of the fiscal year in which the fees were waived or reimbursed.

Response:  Cortina responds by revising the last sentence of the penultimate paragraph to read as follows:  “However, a Fund is not obligated to pay and will not pay any such waived fees more than three years after the end of the fiscal year in which the fees were waived or reimbursed.”

Mr. Dominic Minore

September 29, 2011

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Please call me at (414) 287-9338 if you have any additional questions or require further information.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer

cc:

Lori K. Hoch

Carol A. Gehl